POINTS INTERNATIONAL LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS

INTRODUCTION

The following management’s discussion and analysis (‘‘MD&A’’) of the performance and financial condition of Points International Ltd. and its subsidiaries (which are also referred to herein as “Points” or the “Corporation”) should be read in conjunction with the Corporation’s unaudited condensed consolidated interim financial statements (including the notes thereto) as at and for the three and nine months ended September 30, 2017, the 2016 annual MD&A and the 2016 audited annual consolidated financial statements and notes thereto and other recent filings with Canadian and US securities regulatory authorities, which may be accessed at www.sedar.com or www.sec.gov.

All financial data herein has been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”) and all dollar amounts herein are in thousands of United States dollars unless otherwise specified. This MD&A is dated as of November 8, 2017 and was reviewed by the Audit Committee and approved by the Corporation’s Board of Directors.

FORWARD-LOOKING STATEMENTS

This MD&A contains or incorporates forward-looking statements within the meaning of United States securities legislation and forward-looking information within the meaning of Canadian securities legislation (collectively, “forward-looking statements”). These forward-looking statements relate to, among other things, revenue, earnings, changes in costs and expenses, capital expenditures and other objectives, strategic plans and business development goals, and may also include other statements that are predictive in nature, or that depend upon or refer to future events or conditions, and can generally be identified by words such as “may”, “will”, “expects”, “anticipates”, “intends”, “plans”, “believes”, “estimates” or similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. These statements are not historical facts but instead represent only the Corporation’s expectations, estimates and projections regarding future events. Certain significant forward-looking statements included in this MD&A include statements regarding: revenue growth and guidance; the size of the Corporation’s pipeline opportunities; evolving the Corporation’s open platform strategy; improving data and transactional capabilities; expected gross profit and gross margin; the Corporation’s ability to generate cash through normal course operations to fund capital expenditure needs and current operating and working capital requirements, including under current operating leases; and the financial obligations with respect to revenue guarantees.

Although the Corporation believes the expectations reflected in such forward-looking statements are reasonable, such statements are not guarantees of future performance and involve certain risks and uncertainties that are difficult to predict. Undue reliance should not be placed on such statements. Certain material assumptions are applied in making forward-looking statements and actual results may differ materially from those expressed or implied in such statements. Known and unknown factors could cause actual results to differ materially from those expressed or implied in the forward-looking statements. In particular, the financial outlooks herein assume the Corporation will be able to maintain its existing contractual relationships and products, that such products continue to perform in a manner consistent with the Corporation’s past experience, that the Corporation will be able to generate new business from its pipeline at expected margins, in-market and newly launched products and services will perform in a manner consistent with the Corporation’s past experience and the Corporation will be able to contain costs. The Corporation’s ability to convert its pipeline of prospective partners and product launches is subject to significant risk and there can be no assurance that the Corporation will launch new partners or new products with existing partners as expected or planned nor can there be any assurance that the Corporation will be successful in maintaining its existing contractual relationships or maintaining existing products with existing partners. Other important assumptions, factors, risks and uncertainties are included in the press release announcing the Corporation’s third quarter 2017 financial results, and those described in Points' other filings with applicable securities regulators, including Points’ AIF, Form 40-F, annual and interim MD&A, and annual and interim consolidated financial statements and the notes thereto. These documents are available at www.sedar.com and www.sec.gov.

The forward-looking statements contained in this MD&A are made as at the date of this MD&A and, accordingly, are subject to change after such date. Except as required by law, Points does not undertake any obligation to update or revise any forward-looking statements made or incorporated in this MD&A, whether as a result of new information, future events or otherwise.

USE OF NON-GAAP MEASURES

The Corporation’s financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”). Management uses certain non-GAAP measures, which are defined in the appropriate sections in the body of this MD&A, to better assess the Corporation’s underlying performance. These measures are reviewed regularly by management and the Corporation’s Board of Directors in assessing the Corporation’s performance and in making decisions about ongoing operations. These measures are also used by investors as an indicator of the Corporation’s operating performance. Readers are cautioned that these terms are not recognized GAAP measures and do not have a standardized GAAP meaning under IFRS and should not be construed as alternatives to IFRS terms, such as net income.

BUSINESS OVERVIEW

Points International Ltd.

Points International Ltd. is the global leader in providing loyalty e-commerce solutions to the loyalty industry. Loyalty programs generate substantial economic benefits and are increasingly seen as strategic marketing and business assets for their parent companies. The Corporation does not compete directly with loyalty programs, but rather acts as a business partner by providing products and services that help make programs more valuable and engaging. The Corporation delivers e-commerce solutions to loyalty programs on both a privately branded and Points branded basis.

The Corporation’s products and services are available to numerous loyalty program partners simultaneously through the Loyalty Commerce Platform (“LCP”), which is the backbone of Points’ product and service offerings. The LCP has been designed as an Application Program Interface (“API”) driven transactional platform that provides internal and external product developers easy access to the loyalty industry. The LCP offers a consistent interface for third party developers and loyalty programs that is self-serve capable, providing broad access to loyalty transaction capabilities, program integration, analytics, reporting, security and fraud services. With direct integrations into almost 60 loyalty program partners and access to over 700 million loyalty program members, the LCP uniquely positions the Corporation to connect third party channels with highly engaged loyalty program members and the broader loyalty market.

The Corporation is directly integrated with and provides e-commerce solutions to leading loyalty programs, including:

· AF-KLM Flying Blue	· Southwest Airlines Rapid Rewards
· Alaska Airlines Mileage Plan	· United Airlines MileagePlus
· American Airlines AAdvantage	· Virgin Atlantic Flying Club
· ANA Mileage Club	· Hilton Honors
· British Airways Executive Club	· Hyatt Gold Passport
· Delta Air Lines SkyMiles	· InterContinental Hotels Group
· JetBlue TrueBlue	· La Quinta Returns
· LATAM Pass KMS	· Starwood Preferred Guest
· Lufthansa’s Miles & More	· Chase Ultimate Rewards
· Saudi Arabian Airlines Alfursan	· Citi ThankYou
· Etihad Guest

The Corporation’s headquarters are located in Toronto, Canada and its shares are dual listed on the Toronto Stock Exchange as PTS and on the NASDAQ Capital Market as PCOM.

UNDERSTANDING OUR BUSINESS AND THE LOYALTY INDUSTRY

The Corporation has three operating segments which are organized based on how Management views business activities:

Loyalty Currency Retailing:
Loyalty Currency Retailing includes the Corporation’s buy, gift, transfer, reinstate and accelerate services, which provide loyalty program members the ability to buy points or miles for themselves, as gifts for others, or perform a transfer of loyalty currency to another member within the same loyalty program. These services generate substantial revenue for Points’ loyalty program partners while offering a unique value proposition to their members. The Corporation has over 30 loyalty program partnerships leveraging the Loyalty Currency Retailing services and the functionality offered by the LCP.

Revenue in this segment is primarily derived through the online sale or transfer of loyalty currencies direct to loyalty program members at retail rates while purchasing points and miles at wholesale rates. The Corporation may take a principal role in the retailing of loyalty currencies. As part of this principal role, the Corporation has a contractual obligation to fulfill a revenue guarantee to the loyalty program based on the terms of the contract between the Corporation and the loyalty program. Under a principal arrangement, the Corporation will assume credit and/or inventory risk in the form of the revenue guarantee to the loyalty program and will have a substantial level of responsibility with respect to marketing, pricing and commercial transaction support. Revenue earned under a principal arrangement is included in Principal Revenue in the Corporation’s consolidated financial statements. Alternatively, the Corporation may assume an agency role in the retailing and wholesaling of loyalty currencies, where it takes a less active role in the relationship and receives a commission on each transaction. Revenue earned under an agency role is included in Other Partner Revenue in the Corporation’s consolidated financial statements.

Due to the nature of the Loyalty Currency Retailing segment, the Corporation regularly generates significant cash which is in turn used to generate interest income that is included in Interest Revenue in the Corporation’s consolidated financial statements. Please see the “Performance Indicators and Non-GAAP Metrics” section for further details regarding the classification of revenues that are generated by the Corporation.

Platform Partners:
The Corporation’s Platform Partners segment represents a range of services that are connected to and enabled by the LCP in either a loyalty program or a third party channel. Loyalty program partners leverage these services to enable their members to earn, redeem or exchange loyalty currency in multiple channels. Included in Platform Partners are multiple third party managed applications that are enabled by the LCP, including: the Points Loyalty Wallet; Points Business Solutions; and Points.com. The Points Loyalty Wallet, one of the Corporation’s newest services, is a multi-channel member engagement service that enables loyalty programs, merchants and other consumer service applications to embed balance tracking and loyalty commerce transactions directly into their product offerings.

Revenue in this segment is earned on a commission basis per transaction or from recurring fixed fees and are predominantly included in Other Partner Revenue in the consolidated financial statements.

Points Travel:
The Points Travel segment connects the world of online travel bookings with the broader loyalty industry and consists of the Corporation’s Points Travel product and its PointsHound product. In 2014, the Corporation acquired Accruity Inc., the San Francisco based start-up operator of the PointsHound loyalty-based hotel booking service, which today continues to offer consumers the ability to earn loyalty currency from 20 loyalty programs. Leveraging the PointsHound technology, the Corporation developed its Points Travel product, the first white-label travel hotel booking service specifically designed for loyalty programs. Points’ partners with loyalty programs to provide a seamless travel booking experience for loyalty program members and enables the members to earn and redeem their loyalty currency while making hotel and car bookings online. Points Travel offers a rewarding value proposition for loyalty program members as they can earn high levels of points/miles per night for a hotel booking or redeem points/miles in whole or with cash for hotel stays and car rentals. Since 2016, the Corporation has launched 6 loyalty program partners on its Points Travel product.

Revenue in this segment is generated from commissions, which are typically the gross amount charged to end consumers less the wholesale cost of hotel rooms or car rentals, cost of loyalty currencies delivered to the consumers and other directly related costs for online hotel and car rental bookings or redemptions. This revenue is included in Other Partner Revenue in the Corporation’s consolidated financial statements.

The Loyalty Industry
Year-over-year, loyalty programs continue to generate a significant source of ancillary revenue and cash flows for companies that have developed and maintain these loyalty programs. According to the Colloquy group, a leading consulting and research firm focused on the loyalty industry, the number of loyalty program memberships in the US increased from 3.3 billion in 2014 to 3.8 billion in 2016, representing an increase of 15% (source: 2017 Colloquy Loyalty Census Report, June 2017). As the number of loyalty memberships continues to increase, the level of diversification in the loyalty landscape is evolving. While the airline, hotel, specialty retail, and financial services industries continue to be dominant in loyalty programs in the US, smaller verticals, including the restaurant and drug store industries are beginning to see larger growth in their membership base. Further, newer loyalty concepts, such as large e-commerce programs, daily deals, and online travel agencies, are becoming more prevalent. As a result of this changing landscape, loyalty programs must continue to provide innovative value propositions in order to drive activity in their programs.

In light of this environment, the Corporation continues to advance the functionality of its LCP which provides external product developers access to direct integrations with the Corporation’s loyalty program partners. The LCP easily facilitates transactions and provides greater value to a loyalty program’s membership base. The Corporation continues to focus on innovation and be highly engaged in a quickly developing loyalty industry. As the Corporation continues to advance the platform’s capabilities, Management believes the addressable market opportunity for the Corporation will continue to increase.

SELECTED CONSOLIDATED FINANCIAL INFORMATION
The following information is provided to give a context for the broader comments elsewhere in this report.

	For the three months ended
(In thousands of US dollars, except share and	30-Sept-17	30-Sept-16	Variance $	Variance %
per share amounts) (unaudited)
Consolidated
Revenue	$91,198	$82,442	8,756	11%
Gross profit[1]	11,426	10,062	1,364	14%
Gross margin[2]	13%	12%
Adjusted operating expense[3]	8,236	7,812	424	5%
Adjusted EBITDA[4]	3,190	2,250	940	42%
Adjusted EBITDA[4] as a % of Gross profit[1]	28%	22%
Total Expenses	90,283	81,806	8,477	10%
Net income	$605	$335	270	81%
Earnings per share
Basic	$0.04	$0.02	0.02	100%
Diluted	$0.04	$0.02	0.02	100%
Weighted average shares outstanding
Basic	14,833,256	15,222,256	(389,000)	(3%	)
Diluted	14,843,591	15,234,597	(391,006)	(3%	)
Total assets	106,573	97,943	8,630	9%
Total Liabilities	62,799	52,204	10,595	20%
Shareholders’ equity	43,774	45,739	(1,965)	(4%	)
Loyalty Currency Retailing
Revenue	88,902	80,792	8,110	10%
Gross profit[1]	9,293	8,566	727	8%
Adjusted operating expenses[3]	4,281	4,115	166	4%
Adjusted EBITDA[4]	5,012	4,451	561	13%
Platform Partners
Revenue	1,824	1,518	306	20%
Gross profit[1]	1,672	1,364	308	23%
Adjusted operating expenses[3]	2,134	2,299	(165)	(7%	)
Adjusted EBITDA[4]	(462)	(935)	473	51%
Points Travel
Revenue	472	132	340	258%
Gross profit[1]	461	132	329	249%
Adjusted operating expenses[3]	1,821	1,398	423	30%
Adjusted EBITDA[4]	(1,360)	(1,266)	(94)	(7%	)

1 Gross profit is a non-GAAP financial measure and is defined as Total Revenue less Direct Cost of Principal Revenue. Refer to the “Performance indicators and Non-GAAP financial measures” section for definition and explanation.
2 Gross margin is a non-GAAP financial measure and is defined as Gross profit as a percentage of Total revenue. Refer to the “Performance indicators and Non-GAAP financial measures” section for definition and explanation.
3 Adjusted operating expenses is a non-GAAP financial measure and is defined as Total Expenses less Direct Cost of Principal Revenue, Depreciation and Amortization, Foreign Exchange Loss (Gain) and Stock Based Compensation. Refer to the “Performance indicators and Non-GAAP financial measures” section for definition and explanation.
4 Adjusted EBITDA is a non-GAAP financial measure and is defined as Gross Profit less Adjusted Operating Expenses. Refer to the “Performance indicators and Non-GAAP financial measures” section for definition and explanation.

	For the nine months ended
(In thousands of US dollars, except share and per	30-Sept-17	30-Sept-16	Variance $	Variance %
share amounts) (unaudited)
Consolidated
Revenue	$259,823	$239,866	19,957	8%
Gross profit[1]	33,895	31,417	2,478	8%
Gross margin[2]	13%	13%
Adjusted operating expense[3]	24,719	22,974	1,745	8%
Adjusted EBITDA[4]	9,176	8,443	733	9%
Adjusted EBITDA[4] as a % of Gross profit[1]	27%	27%
Total Expenses	256,538	236,790	19,748	8%
Net income	2,189	2,159	30	1%
Earnings per share
Basic	$0.15	$0.14	0.01	7%
Diluted	$0.15	$0.14	0.01	7%
Weighted average shares outstanding
Basic	14,857,141	15,261,967	(404,826)	(3%	)
Diluted	14,868,267	15,274,083	(405,816)	(3%	)
Total assets	106,573	97,943	8,630	9%
Total Liabilities	62,799	52,204	10,595	20%
Shareholders’ equity	43,774	45,739	(1,965)	(4%	)
Loyalty Currency Retailing
Revenue	252,980	235,024	17,956	8%
Gross profit[1]	27,521	27,006	515	2%
Adjusted operating expenses[3]	12,691	12,920	(229)	(2%	)
Adjusted EBITDA[4]	14,830	14,086	744	5%
Platform Partners
Revenue	5,786	4,641	1,145	25%
Gross profit[1]	5,353	4,220	1,133	27%
Adjusted operating expenses[3]	6,730	6,394	336	5%
Adjusted EBITDA[4]	(1,377)	(2,174)	797	37%
Points Travel
Revenue	1,057	201	856	426%
Gross profit[1]	1,021	191	830	435%
Adjusted operating expenses[3]	5,298	3,660	1,638	45%
Adjusted EBITDA[4]	(4,277)	(3,469)	(808)	(23%	)

1 Gross profit is a non-GAAP financial measure and is defined as Total Revenue less Direct Cost of Principal Revenue. Refer to the “Performance indicators and Non-GAAP financial measures” section for definition and explanation.
2 Gross margin is a non-GAAP financial measure and is defined as Gross profit as a percentage of Total revenue. Refer to the “Performance indicators and Non-GAAP financial measures” section for definition and explanation.
3 Adjusted operating expenses is a non-GAAP financial measure and is defined as Total Expenses less Direct Cost of Principal Revenue, Depreciation and Amortization, Foreign Exchange Loss (Gain) and Stock Based Compensation. Refer to the “Performance indicators and Non-GAAP financial measures” section for definition and explanation.
4 Adjusted EBITDA is a non-GAAP financial measure and is defined as Gross Profit less Adjusted Operating Expenses. Refer to the “Performance indicators and Non-GAAP financial measures” section for definition and explanation.

BUSINESS HIGHLIGHTS AND DEVELOPMENTS

Financial results for the quarter ended September 30, 2017 reflected the strength of the Corporation’s Loyalty Currency Retailing segment as well as investments in the development and growth of the Platform Partners and Points Travel segments. The Corporation generated record quarterly revenues of $91,198 in the third quarter, an increase of $8,756 or 11% on a year over year basis, primarily from organic growth from the Corporation’s existing loyalty program partnerships in its Loyalty Currency Retailing segment. Net income was $605, an increase of $270 or 81% on a quarter over quarter basis, primarily due to organic growth.

Consolidated gross profit increased by $1,364 or 14% on a year over year basis, to $11,426, reflecting strong growth across all three segments. On a year to date basis, the Corporation’s revenue and gross profit both grew by 8% on a year over year basis.

Consolidated Adjusted EBITDA for the third quarter of 2017 was $3,190, an increase of $940 or 42% compared to the prior year quarter. The increase was largely due to increased gross profit in the Loyalty Currency Retailing and Platform Partners segments, with adjusted operating expenses within these segments remaining relatively flat year over year. The Loyalty Currency Retailing segment continued to demonstrate strong profitability, generating Adjusted EBITDA of $5,012 in the third quarter of 2017, while as expected, the growth initiatives in the Points Travel and Platform Partners segments generated negative Adjusted EBITDA during the same period. For the nine months ended September 30, 2017, consolidated Adjusted EBITDA was $9,176, an increase of $733 or 9% compared to the prior year period. Adjusted EBITDA in Loyalty Currency Retailing was $14,830 for the nine month period, a year over year increase of $744. The increase of $1,133 in the Gross Profit of Platform Partners segment for the nine months ended September 30, 2017 has led to a 37% improvement in adjusted EBITDA loss relative to the prior year period. Improvements from the Platform Partners and Loyalty Currency Retailing segments were partially offset by an increased Adjusted EBITDA loss in the Points Travel segment due to increased operating expenses relative to 2016 levels.

The Corporation has continued to execute against its new business pipeline in 2017, with 4 new loyalty program partnerships launched to date in the Loyalty Currency Retailing segment. During the first half of 2017, the Corporation brought to market new relationships with Copa Airline’s ConnectMiles program, the Etihad Guest program, and the Air Canada Altitude program. In the third quarter of 2017, the Corporation continued to expand its footprint in Europe, launching its Buy, Gift and Transfer products with Air Europa, one of the largest airlines in Spain.

The Platform Partners and Points Travel segments represent longer term growth areas that the Corporation expects to be accretive to Adjusted EBITDA beyond 2017. During the first nine months of 2017, the Corporation experienced increasing traction in these two segments with year over year increases in gross profit and new partner launches. In Platform Partners, the Corporation announced a new partnership with Scotiabank in the second quarter, one of Canada’s largest banks, to add new multi-loyalty program functionality to Scotiabank’s My Mobile Wallet & Mobile Banking apps. In addition, the Corporation announced a new loyalty offering with Groupon just after the third quarter, enabling Groupon U.S. members the ability to earn loyalty currency on purchases. Through one integration with the LCP, Groupon has secured managed transactional access to multiple loyalty programs, which will drive increased engagement and revenue from its large member base. In the Points Travel segment, the Corporation added to the number of loyalty programs leveraging the Points Travel platform with the launch of a new partnership with All Nippon Airways in the second quarter. Under this new partnership, All Nippon Airways can now offer their loyalty program members the ability to earn or redeem their miles when transacting for hotel and car rental bookings.

KEY CHANGES IN FINANCIAL RESULTS COMPARED TO 2016

REVENUE, GROSS PROFIT AND GROSS MARGIN

The Corporation generated consolidated revenue of $91,198 for the three months ended September 30, 2017, an increase of $8,756 or 11% over the third quarter of 2016. Consolidated revenues for the nine month period ended September 30, 2017 was $259,823, an increase of $19,957 or 8% over the comparable prior year period. The increase in consolidated revenue was primarily driven by organic growth from existing partnerships in the Loyalty Currency Retailing segment, which saw strong consumer response to promotional activities during the quarter. Organic growth across all segments in the third quarter, which is defined as the growth in existing partnerships and products that have been in market for at least one year, was approximately 9%.

Consolidated gross profit for the third quarter of 2017 was $11,426, an increase of $1,364 or 14% from the third quarter of 2016. For the nine months ended September 30, 2017, consolidated gross profit was $33,895, an increase of $2,478 or 8% over the comparable period. The year over year increases for the three and nine month periods ended September 30 were driven by growth across all three segments. Gross Profit growth was driven by both organic growth from existing partners and products and the impact of new partners and products launched over the last twelve months.

Gross profit from the Loyalty Currency Retailing segment increased compared to the third quarter of 2016, by $727 or 8% on a year over year basis, driven by both existing partners and new partner launches in the first half of 2017. Gross profit from the Platform Partners segment represented 15% of total gross profit in the third quarter of 2017 compared to 14% total gross profit in the prior year quarter. Still in the early stages of growth, gross profit in the third quarter from the Points Travel segment was up $329 from the prior year quarter. The increase was primarily due to the initial ramp up of transactional activity from new partnerships launched throughout 2016 and the first half of 2017.

Gross margin for the third quarter of 2017 was 13%, a 1% increase over the same period in 2016. On a year to date basis, gross margin remained stable at 13%, as the increased gross profit generated from the Points Travel and Platform Partners segments favourably impacted gross margin, partially offsetting a slight decrease in gross margin from the Loyalty Currency Retailing segment.

Total Expenses and Adjusted Operating Expenses

The Corporation incurred consolidated total expenses, as disclosed in the condensed consolidated interim financial statements, of $90,283 for the third quarter of 2017, an increase of $8,477 or 10% over the comparable prior year period. On a year to date basis, the Corporation incurred consolidated total expenses, as disclosed in the consolidated interim financial statements, of $256,538 during the nine month period ended September 30, 2017, an increase of $19,748 or 8% over the comparable prior year period.

The Corporation incurred consolidated adjusted operating expenses of $8,236 in the third quarter of 2017, an increase of $424 or 5% compared to the third quarter of 2016. On a year to date basis, the Corporation incurred consolidated adjusted operating expenses of $24,719, an increase of $1,745 or 8% over the comparable prior year period. The increases were primarily due to incremental rental costs associated with the new head office lease, marketing expenses incurred towards the Points Travel product and incremental costs related to operationalizing the Points Travel product.

Net Income and Adjusted EBITDA

The Corporation generated consolidated net income, of $605 for the third quarter of 2017, an increase of $270 or 81% compared to the prior year quarter. Net income for the nine months ended September 30, 2017 was $2,189, an increase of $30 or 1% compared to the prior year period.

The Corporation generated consolidated Adjusted EBITDA of $3,190 during the third quarter of 2017, an increase of $940 or 42% compared to the third quarter in 2016. The increase was largely due to increased gross profit in the Loyalty Currency Retailing and Platform Partners segments, with adjusted operating expenses within these segments remaining relatively flat year over year.

For the nine months ended September 30, 2017, consolidated Adjusted EBITDA was $9,176, an increase of $733 or 9% over the comparable prior year period. Improvements from the Platform Partners and Loyalty Currency Retailing segments were partially offset by an increased Adjusted EBITDA loss in the Points Travel segment due to increased operating expenses relative to 2016 levels.

REVIEW OF CONSOLIDATED PERFORMANCE

This section discusses the Corporation’s consolidated net income and other expenses that do not form part of the segment discussions above.

	For the three months ended
(In thousands of US dollars) (unaudited)	September 30,	September 30,	Variance $	Variance %
	2017	2016
Adjusted EBITDA	$3,190	$2,250	940	42%
Deduct (add):
Stock based compensation	1,321	389	932	240%
Depreciation and amortization	1,029	1,224	(195)	(16%	)
Foreign exchange loss (gain)	(75)	1	(76)	(7600%	)
Income tax expense	310	301	9	3%
Net income	$605	$335	270	81%

	For the nine months ended
(In thousands of US dollars) (unaudited)	September 30,	September 30,	Variance $	Variance %
	2017	2016
Adjusted EBITDA	$9,176	$8,443	733	9%
Deduct (add):
Stock based compensation	3,057	1,747	1,310	75%
Depreciation and amortization	3,017	3,451	(434)	(13%	)
Foreign exchange loss (gain)	(183)	169	(352)	(208%	)
Income tax expense	1,096	917	179	20%
Net income	$2,189	$2,159	30	1%

Stock based compensation

The Corporation incurs certain employment related expenses that are settled in equity-based instruments. During the third quarter of 2017, stock based compensation expense was $1,321, an increase of $932 or 240% over the same period in 2016. For the nine months period ended September 30, 2017, stock based compensation expense was $3,057, an increase of $1,310 or 75% over the comparable prior year period. The increase in stock based compensation expense reflects the higher number of Restricted Share Units granted during the period and outstanding at the end of the period compared to the prior year.

Depreciation and amortization

Depreciation and amortization expense in the third quarter of 2017 decreased $195, or 16% to $1,029, from the third quarter of 2016. For the nine months period ended September 30, 2017, depreciation and amortization expense was $3,017, a decrease of $434 or 13% compared to the prior year period. The decrease from the prior year periods was due to additional amortization of leasehold improvements incurred in the first three quarters of 2016 due to the revised termination date of the previous head office premise lease.

Foreign exchange loss (gain)

The Corporation is exposed to Foreign Exchange (“FX”) risk as a result of transactions in currencies other than its functional currency, the US dollar. FX gains and losses arise from the translation of the Corporation’s balance sheet, revenue and expenses. The Corporation holds balances in foreign currencies (e.g. non-US dollar denominated cash, accounts payable and accrued liabilities, and deposits) that give rise to exposure to foreign exchange risk. At period end, non-US dollar monetary balance sheet accounts are translated at the period-end FX rate. The net effect after translating the balance sheet accounts is recorded in the condensed consolidated interim statement of comprehensive income for the period.

The majority of the Corporation’s revenues in the third quarter of 2017 were transacted in US dollars and EUROs. The direct cost of principal revenue is denominated in the same currency as the revenue earned, minimizing the FX exposure related to the EURO. Ongoing operating costs are incurred predominantly in Canadian dollars, exposing the Corporation to FX risk.

As part of the risk management strategy of the Corporation, management enters into foreign exchange forward contracts extending out to approximately one year to reduce the foreign exchange risk with respect to the Canadian dollar. These contracts have been designated as cash flow hedges. The Corporation does not use derivative instruments for speculative purposes.

For a derivative instrument designated as a cash flow hedge, the effective portion of the derivative’s gain or loss is initially reported as a component of other comprehensive income and is subsequently recognized in income when the hedged exposure affects income. Any ineffective portion of the derivative’s gain or loss is recognized in current income. For the quarter ended September 30, 2017, the Corporation reclassified a gain of $141, net of tax, from other comprehensive income into net income (2016 - reclassified loss of $20, net of tax, from other comprehensive loss into net income). The cash flow hedges were effective for accounting purposes during the nine months ended September 30, 2017. Realized gains from the Corporation’s hedging activities, in 2017, were driven by the changes in the relative strength of the US dollar compared to the Canadian dollar.

For the quarter ended September 30, 2017, the Corporation recorded a foreign exchange gain of $75 compared with a foreign exchange loss of $1 in the third quarter of 2016. Foreign exchange gains and losses fluctuate from period to period due to movements in foreign currency rates.

Income tax expense

The Corporation is subject to income tax in multiple jurisdictions and assesses its taxable income to ensure eligible tax deductions are fully utilized. The Corporation recorded an income tax expense of $310 for the quarter ended September 30, 2017 compared to $301 in the prior year quarter. For the nine months ended September 30, 2017, the Corporation incurred income tax expense of $1,096 compared to $917 in the prior year period. This expense largely relates to the recognition of current tax liabilities, as the Corporation generated taxable income in the third quarter of 2017.

Net income and earnings per share
	For the three months ended
(In thousands of US dollars, except	September 30,	September 30,
per share amounts) (unaudited)	2017	2016	$ Variance	% Variance
Net income	$605	$335	270	81%
Earnings per share
Basic	$0.04	$0.02	0.02	100%
Diluted	$0.04	$0.02	0.02	100%

	For the nine months ended
(In thousands of US dollars, except	September 30,	September 30,
per share amounts) (unaudited)	2017	2016	$ Variance	% Variance
Net income	$2,189	$2,159	30	1%
Earnings per share
Basic	$0.15	$0.14	0.01	7%
Diluted	$0.15	$0.14	0.01	7%

The Corporation reported net income of $605 for the quarter ended September 30, 2017 compared with net income of $335 for the quarter ended September 30, 2016. For the nine months ended September 30, 2017, the Corporation reported net income of $2,189 compared to $2,159 in the prior year period. The increases were largely due to higher Adjusted EBITDA generated in the current period.

The Corporation's basic earnings per share is calculated on the basis of the weighted average number of outstanding common shares for the period, which amounted to 14,833,256 common shares for the quarter ended September 30, 2017, compared with 15,222,256 common shares for the quarter ended September 30, 2016. The Corporation reported basic earnings per share and diluted earnings per share of $0.04 for the third quarter of 2017 compared to $0.02 basic earnings per share and diluted earnings per share for in the third quarter of 2016.

LIQUIDITY AND CAPITAL RESOURCES

Consolidated Balance Sheet Data as at	Sept. 30,	December 31,	$	%
(In thousands of US dollars)(unaudited)	2017	2016	Variance	Variance
Cash and cash equivalents	$54,949	$46,492	8,457	18%
Short term investments	-	10,033	(10,033)	(100%	)
Restricted cash	500	500	-	-

Funds receivable from payment processors	11,561	10,461	1,100	11%
Total funds available	67,010	67,486	(476)	(1%	)
Payable to loyalty program partners	54,055	53,242	813	2%
NET OPERATING CASH[1]	$12,955	$14,244	(1,289)	(9%	)

Total current assets	$77,048	$73,018	4,030	6%
Total current liabilities	61,884	61,986	(102)	(1%	)
WORKING CAPITAL[2]	$15,164	$11,032	4,132	37%

1 Net Operating Cash is a Non-GAAP financial measure. Refer to the “Performance indicators and Non-GAAP financial measures” section for definition and explanation.
2 Working Capital is a Non-GAAP financial measure. Refer to the “Performance indicators and Non-GAAP financial measures” section for definition and explanation.

The Corporation’s financial strength is reflected in its balance sheet. As at September 30, 2017, the Corporation continues to remain debt free with $12,955 of net operating cash. Net operating cash decreased $1,289 from December 31, 2016. The decrease is primarily due to income tax payments, timing of annual incentive payments, additions to prepaid expenses, and purchases of shares under the Corporation’s Normal Course Issuer Bid (NCIB) as well as for share capital held in trust during the nine months ended September 30, 2017.

The Corporation’s working capital was $15,164 at September 30, 2017 compared to working capital of $11,032 as at December 31, 2016. Consistent with the prior years, working capital continues to be positive. Management believes the Corporation is able to generate sufficient cash through normal course operations to fund anticipated capital expenditure needs and current operating and working capital requirements, including the payment of amounts due under current operating leases. The Corporation’s ability to generate sufficient cash flows and/or obtain additional sources of funding may be affected by the risks and uncertainties discussed in the 2016 annual MD&A.

As at September 30, 2017, the following two facilities are available until May 31, 2018. The first facility is a revolving operating facility in the amount of $8,500. The second facility is a term loan facility of $5,000 to be used solely for the purposes of financing the cash consideration relating to acquisitions made by the Corporation. There have been no borrowings to date under these facilities. The Corporation is required to comply with certain financial and non-financial covenants under the agreement. The Corporation is in compliance with all applicable covenants on its facilities during the three and nine months ended September 30, 2017.

Sources and Uses of Cash
	For the three months ended

(In thousands of US dollars)	September 30,	September 30,
(unaudited)	2017	2016	Variance	% Variance
Operating activities	$7,981	$(5,938)	$13,919	234%
Investing activities	9,408	(1,037)	10,445	1007%
Financing activities	(2,236)	(478)	(1,758)	(368%	)
Effects of exchange rates	(716)	(86)	(630)	(733%	)
Change in cash and cash equivalents	$14,437	$(7,539)	21,976	291%

	For the nine months ended

(In thousands of US dollars)	September 30,	September 30,
(unaudited)	2017	2016	Variance	% Variance
Operating activities	$4,405	$(868)	$5,273	607%
Investing activities	7,979	(1,967)	9,946	506%
Financing activities	(2,502)	(1,148)	(1,354)	(118%	)
Effects of exchange rates	(1,425)	451	(1,876)	(416%	)
Change in cash and cash equivalents	$8,457	$(3,532)	$11,989	339%

Operating Activities

Cash flows from operating activities are primarily generated from funds collected from miles and points transacted from the various products and services offered by the Corporation and are reduced by cash payments to loyalty partners and payment of operating expenses. Cash flows from operating activities can fluctuate depending on the timing of promotional activity and partner payments. In the third quarter of 2017, the Corporation experienced an increase in cash from operating activities compared to the prior year quarter primarily due to the timing of payments to loyalty program partners, and the timing of receipts from the Corporation’s payment processors.

Investing Activities

Cash used in investing activities during the third quarter of 2017 included cash used for internally developed intangible assets and the purchase of property and equipment. Development efforts in the third quarter included developing new integration capabilities of the LCP and the advancement of the Loyalty Wallet and Points Travel products. Additionally, a short-term investment was settled in the third quarter of 2017, leading to an increase in cash provided by investing activities in the current quarter as compared to the prior years’ quarter.

Financing Activities

Cash flows used in financing activities during the third quarter of 2017 were primarily related to purchases of shares under the Corporation’s NCIB and additional purchases for shares held in trust to fulfill the Corporation’s obligations related to its share unit plan.

Contractual Obligations and Commitments
	Total	Year 1(3)	Year 2	Year 3	Year 4	Year 5+
Operating leases(1)	$6,975	$1,358	$1,414	$1,222	$1,172	$1,809
Principal revenue(2)	340,182	18,336	180,079	141,767	-	-
	$347,157	$19,694	$181,493	$142,989	$1,172	$1,809

(1) The Corporation is obligated under various non-cancellable operating leases for premises and equipment and service agreements for web hosting services.
(2) For certain loyalty partners, the Corporation guarantees a minimum level purchase of points/miles, for each contract year, over the duration of the contract term between the Corporation and Loyalty Partner. Management evaluates each guarantee at each interim reporting date and at the end of each contract year, to determine if the guarantee will be met for that respective contract year.
(3) The guarantees and commitments schedule is prepared on a rolling 12-month basis. If a revenue guarantee has been met, it is removed from the principal revenue disclosure above.

Operating lease and principal revenue obligations will continue to be funded through working capital. The Corporation has made contractual commitments on the minimum value of transactions processed over the term of its agreements with certain loyalty program partners. Under this type of guarantee, in the event that the sale of loyalty program currencies are less than the guaranteed amounts, the Corporation would be obligated to purchase additional miles or points from the loyalty program partner equal to the value of the revenue commitment shortfall. The Corporation has recorded an asset of $2,713 due to reward currencies acquired as a result of a revenue guarantee shortfall in a prior year.

BALANCE SHEET VARIANCES

Consolidated Balance Sheet Data as at	September 30,	December 31,
(In thousands of US dollars) (unaudited)	2017	2016
Cash and cash equivalents	$54,949	$46,492
Short term investment	-	10,033
Restricted cash	500	500
Funds receivable from payment processors	11,561	10,461
Accounts receivable	6,983	4,057
Prepaid expenses and other assets	3,055	1,475
Total current assets	$77,048	$73,018
Property and equipment	2,126	1,750
Intangible assets	15,557	16,896
Goodwill	7,130	7,130
Deferred tax assets	1,999	1,725
Other assets	2,713	2,715
Total non-current assets	$29,525	$30,216

Accounts payable and accrued liabilities	$6,819	$6,335
Income taxes payable	226	1,638
Payable to loyalty program partners	54,055	53,242
Current portion of other liabilities	784	771
Total current liabilities	$61,884	$61,986
Deferred tax liabilities	298	211
Other liabilities	617	719
Total non-current liabilities	$915	$930
Total shareholders’ equity	$43,774	$40,318

Cash and cash equivalents

The Corporation’s cash and cash equivalents balance increased $8,457 compared to the end of 2016. The increase in cash and cash equivalents was due to the settlement of the short term investment, which was partially offset by cash outflows related to increased investment in property and equipment and intangible assets, corporate income tax payments and changes in working capital balances, payments to loyalty program partners, purchases of share capital held in trust and under the NCIB, partially offset by Adjusted EBITDA earned during the nine months ended September 30, 2017.

Funds receivable from payment processors

The Corporation’s funds receivable from payment processors balance increased $1,100 compared to the end of 2016, which is attributable to the timing of promotional activities. In general, the Corporation will experience a higher balance when promotions are timed towards the end of the period, and when the receivable balances have not been settled in cash by payment processors.

Accounts receivable

The Corporation’s accounts receivable balance increased $2,926 compared to the end of 2016 primarily due to business activities with a certain loyalty program partner and increased revenue in the Platform Partners segment, along with higher revenues in the quarter. The Corporation is confident that the full amount of the outstanding accounts receivable balance will be collected.

Accounts payable and accrued liabilities

The Corporation’s accounts payable and accrued liabilities balance increased $484 compared to the end of 2016, and is primarily due to the timing of payments including the Corporation’s annual employee incentives.

Income taxes payable

The Corporation’s income taxes payable decreased by $1,412 compared to the end of 2016 due to the timing of corporate income tax payments made to tax authorities.

Payable to loyalty program partners

The Corporation’s payable to loyalty program partners increased $813 compared to the end of 2016, which is primarily attributable to the timing of payments made to loyalty partners. The Corporation will typically remit funds to loyalty program partners approximately 30 days after the month of loyalty currency sales.

Cash from Exercise of Options

Certain options are due to expire within 12 months from the date of this MD&A. If exercised in full, issued and outstanding common shares will increase by 119,687 shares.

Securities with Near-Term Expiry Dates – Outstanding Amounts as at November 8, 2017 (exercise price in CAD$).

Security Type	Month of Expiry	Number	Exercise Price
Option	December 6, 2017	1,486	10.64
Option	March 18, 2018	118,201	15.94
Total		119,687

OUTSTANDING SHARE DATA

As of November 8, 2017, the Corporation has 14,676,810 common shares outstanding.

As of the date hereof, the Corporation has outstanding options to acquire up to 615,843 common shares. The options have exercise prices ranging from $9.89 to $30.84 with a weighted average exercise price of $16.00. The expiration dates of the options range up to August 22, 2021.

The following table lists the common shares issued and outstanding as at November 8, 2017 and the securities that are currently convertible into common shares along with the maximum number of common shares issuable on conversion or exercise.

	Common Shares	Proceeds
Common Shares Issued & Outstanding	14,676,810
Convertible Securities: Share options	615,843	CAD$ 9,855,340
Common Shares Issued & Potentially Issuable	15,292,653	CAD$ 9,855,340
Securities Excluded from Calculation: Options Available to grant from ESOP(1)	914,017

(1) “ESOP” is defined as the Employee Stock Option Plan. The number of options available to grant is calculated as the total share option pool less the number of share options exercised and the number of outstanding share options.

SUMMARY OF QUARTERLY RESULTS

(in thousands of US dollars, except per share amounts)

Three month period ended	Total		Basic earnings	Diluted earnings
	Revenue	Net income	per share	per share
September 30, 2017	$91,198	$605	$0.04	$0.04
June 30, 2017	85,767	732	$0.05	$0.05
March 31, 2017	82,858	852	0.06	0.06
December 31, 2016	81,955	(3,674)	(0.24)	(0.24)
September 30, 2016	82,442	335	0.02	0.02
June 30, 2016	83,864	931	0.06	0.06
March 31, 2016	73,560	893	0.06	0.06
December 31, 2015	80,228	961	0.06	0.06
September 30, 2015	81,133	768	0.05	0.05

Generally, increases in transaction levels, revenues and gross profit will drive higher overall profitability. The Corporation’s revenues are primarily impacted by retention of existing partnerships and products, new partnerships and products launched during the year, and the level and type of promotional activity offered to loyalty program members during the year. In the absence of any new partner or products launched, quarterly revenues will be impacted by the level of marketing and promotional activity carried out with loyalty program members which will vary quarter over quarter.

CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

For the Corporation’s accounting policies and critical accounting estimates and judgments, refer to the Corporation’s MD&A and consolidated financial statements for the year ended December 31, 2016. The preparation of the consolidated financial statements in accordance with IFRS, requires management to make judgments, estimates and assumptions that affect the application of policies and the reported amounts of assets and liabilities, income and expenses. Significant changes in these assumptions, including those related to our future business plans and cash flows, could materially change the amounts we record. Actual results may differ from these estimates.

The IASB has issued new standards and amendments to existing standards. These changes have not yet been adopted by Corporation and could have an impact on future periods.

.	IFRS 15, Revenue from Contracts with Customers (effective January 1, 2018);
.	IFRS 2, Share-based Payment (effective January 1, 2018);
.	IFRS 9, Financial Instruments (effective January 1, 2018);
.	IFRIC Interpretation 22, Foreign Currency Translation and Advance Consideration (effective January 1, 2018) and
.	IFRS 16, Leases (effective January 1, 2019).

With respect to IFRS 15, the Corporation is currently executing on its adoption plan to assess the impact of this standard on the consolidated financial statements. The Corporation’s primary area of focus has been the assessment of whether the Corporation acts as principal or agent in its Buy/Gift program, which generates approximately 90% of its total revenue. Based on the analysis performed, the Corporation expects that the existing classification of principal and agent partner arrangements will continue under IFRS 15 for the majority of its contracts.

The Corporation continues to evaluate its transition method and complete its analysis of secondary revenue streams, including Transfer, Points Travel, and the various programs under the Platform Partners segment. In accordance with current adoption plan, the Corporation anticipates that it will disclose the estimated financial effects of the adoption of IFRS 15 in its 2017 annual consolidated financial statements in anticipation of the adoption of IFRS 15 on January 1, 2018. However, at this time, given the complexity of the estimates, judgments and processes required to comply with the new standard, it is not possible to make a reasonable quantitative estimate of the cumulative effect of the new standard at this time.

Effective January 1, 2017, the Corporation adopted the following standard issued by the IASB. This change did not have a material impact on the consolidated financial statements.

·	Amendments to IAS 7, Statement of Cash Flows

This change is described in detail in the Corporation’s 2016 audited consolidated financial statements.

PERFORMANCE INDICATORS AND NON-GAAP FINANCIAL MEASURES

REVENUE, DIRECT COSTS OF REVENUE AND GROSS PROFIT

The Corporation’s revenue is primarily generated by transacting points and/or miles online. Revenue is principally derived from the sale or transfer of loyalty currencies directly to loyalty program members. The Corporation categorizes its revenue in three ways: principal revenue, other partner revenue and interest income.

Principal Revenue:
Principal revenue includes all principal revenue derived from reseller sales, technology design, development and maintenance revenue, and hosting fees. Under a reseller arrangement, the Corporation takes on a principal role whereby it purchases points and miles from loyalty program partners at wholesale rates and resells them directly to consumers. The Corporation has a substantial level of responsibility with respect to operations, marketing, pricing and commercial transaction support. In addition, the Corporation may assume additional responsibility when assuming a principal role, such as credit and/or inventory risk.

Other Partner Revenue:
Other partner revenue includes transactional revenue that is realized when the Corporation assumes an agency role in the retailing and wholesaling of loyalty currencies for loyalty program partners and other revenue received from partners which is not transactional in nature. The Corporation also earns Other Partner Revenue through commissions and recurring fixed fees from the products and services it provides through its Platform Partners segment and commission for online bookings or redemptions of hotel accommodations or car rentals through its Points Travel segment.

Interest Income:
As part of its operating economics, the Corporation earns interest income on the cash flows generated by its products and services.

Gross profit, defined by management as total revenues less direct costs of revenue, is a non-GAAP financial measure which does not have any standardized meaning prescribed by IFRS and is therefore unlikely to be comparable to similar measures presented by other issuers. Gross profit is viewed by management to be an integral measure of financial performance as it represents an internal measure of ongoing growth and the amount of revenues retained by the Corporation that are available to fund ongoing operating expenses, including incremental spending that is in line with the long term investment strategy of the Corporation. Management continues to drive a shift in the Corporation’s revenue mix toward reseller relationships (with higher partner engagement) that are expected to lead to sustained profitability for the Corporation. In general, the Corporation seeks to maximize the gross profit generated from each loyalty partner relationship. For this reason, these new deals and products are expected to be accretive to overall profitability.

Direct cost of principal revenue consists of variable direct costs incurred to generate principal revenues earned under the reseller model, which include the wholesale cost of loyalty currency paid to partners for the purchase and resale of such currency, and credit card processing fees.

Revenue and gross profit growth is dependent on various factors, including the timing and size of promotional campaigns that are placed in market by the Corporation, the growth in loyalty program partner’s membership base, and the effectiveness of merchandising and marketing efforts and channels initiated by the Corporation to generate incremental revenues.

Reconciliation of Revenue to Gross Profit

	For the three months ended		For the nine months ended

(In thousands of US dollars) (unaudited)	Sept. 30, 2017	Sept. 30, 2016	Sept. 30, 2017	Sept. 30, 2016
Revenue	$91,198	$82,442	$259,823	$239,866
Less:
Direct cost of principal revenue	79,772	72,380	225,928	208,449
Gross profit	$11,426	$10,062	$33,895	$31,417

ADJUSTED OPERATING EXPENSES

Adjusted operating expenses is a non-GAAP financial measure, which is defined as Employment Costs, Marketing and Communications, Technology Services and Operating Expenses, excluding equity-settled share-based payment expense. Adjusted operating expenses are predominantly cash based expenditures. The closest GAAP measure is Total Expenses in the consolidated financial statements and the reconciliation from Total Expenses to Adjusted Operating Expenses is shown below.

Adjusted operating expenses are predominantly cash based expenditures and include employment costs, marketing and communications expenditures, technology services costs and operating expenses.

Reconciliation of Total Expenses to Adjusted Operating Expenses

	For the three months ended		For the nine months ended

(In thousands of US dollars)(unaudited)	Sept. 30, 2017	Sept. 30, 2016	Sept. 30, 2017	Sept. 30, 2016
Total Expenses	$90,283	$81,806	$256,538	$236,790
Subtract (add):
Direct cost of principal revenue	79,772	72,380	225,928	208,449
Depreciation and amortization	1,029	1,224	3,017	3,451
Foreign exchange loss (gain)	(75)	1	(183)	169
Stock-based compensation	1,321	389	3,057	1,747
Adjusted Operating Expenses	$8,236	$7,812	$24,719	$22,974

ADJUSTED EBITDA AND ADJUSTED EBITDA AS A PERCENTAGE OF GROSS PROFIT

Adjusted EBITDA is a non-GAAP financial measure, which is defined as earnings before income tax expense, depreciation and amortization, share-based compensation, impairment charges and foreign exchange. Management excludes these items because they affect the comparability of the Corporation’s financial results and could potentially distort the analysis of trends in business performance.

Management believes that Adjusted EBITDA is an important indicator of the Corporation’s ability to generate liquidity through operating cash flow to fund future working capital needs and fund future capital expenditures and uses the metric for this purpose. Adjusted EBITDA is also used by investors and analysts for the purpose of valuing an issuer. The presentation of Adjusted EBITDA is to provide additional useful information to investors and analysts and the measure does not have any standardized meaning under IFRS. Adjusted EBITDA should therefore not be considered in isolation or used in substitute for measures of performance prepared in accordance with IFRS. Other issuers may calculate Adjusted EBITDA differently.

Adjusted EBITDA as a percentage of gross profit is viewed by management as a key internal measure of operating efficiency. This measure demonstrates the Corporation’s ability to generate profitability after it has funded ongoing operating costs and strategic investments.

Reconciliation of Net Income to Adjusted EBITDA

	For the three		For the nine
	months ended		months ended

(In thousands of US dollars)	September 30,	September 30,	September 30,	September 30,
(unaudited)	2017	2016	2017	2016

Net income	$605	$335	$2,189	$2,159
Income tax expense	310	301	1,096	917
Depreciation and amortization	1,029	1,224	3,017	3,451
Foreign exchange loss (gain)	(75)	1	(183)	169
Stock-based compensation	1,321	389	3,057	1,747
Adjusted EBITDA	$3,190	$2,250	$9,176	$8,443

NET OPERATING CASH

Management defines Net Operating cash as ‘Total Funds Available’ (cash and cash equivalents, restricted cash, and funds receivable from payment processors,) less amounts payable to loyalty program partners. Management believes that this non-GAAP financial measure provides a useful measure of the Corporation’s liquidity. Other issuers may include other items in their definition of ‘Net Operating Cash’ therefore it may not be comparable to similar measures presented by other issuers.

WORKING CAPITAL

Management defines Working Capital as total current assets less total current liabilities. Management believes that this non-GAAP financial measure provides a useful measure of the Corporation’s liquidity. Other issuers may include other items in their definition of ‘Working Capital’ therefore it may not be comparable to similar measures presented by other issuers.